UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-218913

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

(formerly CIBC World Markets Incentive Savings Plan for United States Employees)

(Full title of the plan)

Canadian Imperial Bank of Commerce

CIBC Square

81 Bay Street, Toronto, Ontario

Canada, M5J 0E7

(416) 980-2211

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	The CIBC Retirement Savings Plan for U.S. Employees (the “Plan”) is subject to ERISA and files Plan financial statements prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements filed as a part of the annual report.

(a) Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021.

These Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021, included herein, are hereby incorporated by reference into the Registration Statements on Form S-8 filed with the Securities and Exchange Commission by the Canadian Imperial Bank of Commerce on January 25, 2021 (File No. 333-218913) pertaining to the CIBC Retirement Savings Plan for U.S. Employees.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of CIBC Retirement Savings Plan for U.S. Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CIBC Retirement Savings Plan for U.S. Employees (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2021, and delinquent participant contributions for the year then ended (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2005.

New York, New York

June 27, 2022

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
ASSETS
Investments, at fair value	$827,221,495	$421,669,455
Receivables:
Notes receivable from participants	3,955,820	1,578,675
Employer contributions	3,716,932	2,051,154
Participants contributions	10,048	—
Total receivables	7,682,800	3,629,829
NET ASSETS AVAILABLE FOR BENEFITS	$834,904,295	$425,299,284

The accompanying notes are an integral part of the financial statements.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2021

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$87,123,012
Interest and dividend income	33,550,701
Total investment income	120,673,713
Contributions:
Participants	34,834,113
Employer	22,450,497
Rollover	5,366,817
Total contributions	62,651,427
Interest income on notes receivable from participants	190,061
Other additions	339,849
Total additions	183,855,050
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefit payments	34,355,372
Administrative expenses	285,136
Other deductions	21,162
Total deductions	34,661,670
Net increase	149,193,380
TRANSFERS
Assets transferred to the Plan (see Note 1)	260,411,631
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	425,299,284
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$834,904,295

The accompanying notes are an integral part of the financial statements.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the CIBC Retirement Savings Plan for U.S. Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

Plan Merger - Prior to January 1, 2021, CIBC Bank USA maintained a separate 401(k) plan for the benefit of employees of CIBC Bank USA and its subsidiaries, which was known as CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the “KSOP”). Effective January 1, 2021, the KSOP merged with and into the CIBC World Markets Incentive Savings Plan for United States Employees. On that date, CIBC World Markets Incentive Savings Plan for United States Employees was renamed the CIBC Retirement Savings Plan for U.S. Employees. Eligible employees who were participants in the KSOP on the day before the effective date continued as participants in the CIBC Retirement Savings Plan for U.S. Employees. The assets of the KSOP were valued on December 31, 2020, then sold or transferred in kind to the Plan. The net assets transferred as a result of the merger amounted to $260,411,631 after taking into consideration employer contribution.

General - The Plan is a defined contribution 401(k) profit sharing plan covering all eligible United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. Employees are eligible to participate in the Plan on the later of attainment of age 18 or the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is administered by the CIBC U.S. Retirement Savings Plan Committee (“Plan Administrator” or “Committee”). The Committee has overall responsibility for the operation and administration of the plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments.

Contributions - Each year, plan participants may contribute between 1% and 100% of their eligible earnings on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 100% of a participant’s contribution up to 6% of the participant’s eligible earnings. Plan benefits are based on eligible earnings, which generally consist of wages, salary, overtime pay, bonuses, and commissions.

Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”).

New employees are automatically enrolled, unless they opt-out. A new employee participant’s deferral is set at 3% of eligible earnings and increases 1% at the start of each subsequent Plan year until the rate reaches 10% of eligible cash compensation or is changed by the participant.

A discretionary contribution may be determined by CIBC as a fixed percentage of a participant’s eligible earnings to be made on behalf of each participant employed on the last day of the applicable Plan year. During 2021, CIBC paid a discretionary contribution to the participants of the Plan of $717,000 (net of forfeitures of approximately $60,237), which was recorded for the period ended December 31, 2020 as a portion of the employer contributions receivable on the statement of net assets available for benefits. CIBC determined that no discretionary contribution would be made to the participants of the Plan as of December 31, 2021. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Participants who are automatically enrolled have their contributions invested in the applicable lifecycle fund based on their age until they change their election. Employer contributions are invested in the same manner as that of the participant’s elective contributions.

Vesting - Participants are immediately vested in their contributions and corrective non-elective contributions plus actual earnings thereon. Employer matching and discretionary contributions made on or after January 2021 are subject to a 3-year cliff vesting schedule (years 0-2, 0%; after year 3, 100%). Any matching contributions made under the KSOP prior to January 2021 will vest at 20% after the first year, 40% after the second year, and 100% after the third year of service.

Forfeitures - Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts are used to first restore any prior forfeitures required and then to reduce future employer contributions. As of December 31, 2021 and 2020, forfeited nonvested accounts totaled $524,079 and $206,010, respectively. During the Plan year ended December 31, 2021, forfeitures of $1,033,548 were used to offset employer contributions to the Plan.

Participant accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions and administrative fees and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CIBC Stock Fund - The Plan invests in common stock of CIBC through its CIBC Stock Fund. The CIBC Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Any participant who has access to material non-public information is prohibited from making changes to their CIBC common stock investments at any time while in possession of material non-public information. In addition, participants subject to CIBC-imposed blackout window periods are only permitted to make elections, including making an intra-plan transfer of an existing account balance, into or out of the CIBC stock fund during an open window period, unless CIBC has restricted trading during such window period.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by CIBC prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Plan Administrator directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Notes receivable from participants - After one year of service, participants may borrow from their participant accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document. Principal and interest are paid ratably through payroll deductions. If a participant terminates employment with CIBC, any outstanding loan will become due and payable on the 60th day following the termination of employment. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 60 days.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

Payment of benefits - After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account.

Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

Plan Termination - Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Use of estimates and assumptions - The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for discussion of fair value measurements.

The Plan Administrator is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Plan Administrator reports to the Audit Committee of CIBC.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. Payments of notes receivable from participants are applied to the outstanding loan balance. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

Benefit Payments - Benefit payments to participants are recorded when paid.

Administrative expenses - The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee fees, and fees relating to notes receivable from participants, if any. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC and excluded from these financial statements.

3. FAIR VALUE MEASUREMENTS

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820 (“ASC 820”), Fair Value Measurements and Disclosures. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2:	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for the asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value:

CIBC common stock - Valued at the closing price reported on the active market on which the security is traded.

Registered investment companies - Valued at the net asset value (“NAV”) of shares held by the Plan at year-end based on quoted market prices in active markets.

Common/collective trusts - The Plan holds investments in Common/Collective Trusts (“CCTs”). CCTs publish a daily NAV per unit. The daily NAV is available to participants of the Plan when they log into their online account to view their current balance. CCTs allow participants to make daily redemption requests at the current NAV. The Plan determines that the investments in CCTs have readily determinable fair value because the investments are equity securities in a structure similar to a mutual fund in which the fair values per unit are determined and published and are the basis for current transactions.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

The following tables set forth the fair value of the Plan’s assets as of December 31, 2021 and 2020, categorized by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2021
CIBC Stock Fund
CIBC common stock	$38,293,539	$—	$—	$38,293,539
Money market fund	148,183	—	—	148,183
Registered investment companies	755,458,817	—	—	755,458,817
Common/collective trusts	33,320,956	—	—	33,320,956
Total investments, at fair value	$827,221,495	$—	$—	$827,221,495

	Level 1	Level 2	Level 3	Total
December 31, 2020
CIBC Stock Fund
CIBC Stock	$15,054,829	$—	$—	$15,054,829
Money market fund	85,463	—	—	85,463
Registered investment companies	389,503,837	—	—	389,503,837
Common/collective trusts	17,025,326	—	—	17,025,326
Total investments, at fair value	$421,669,455	$—	$—	$421,669,455

There were no Level 3 assets and no movements between levels for the years ended December 31, 2021 and 2020, respectively.

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions. The Plan also invests in the CIBC stock fund which also qualifies as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) performed administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor paid these individuals’ salaries and also paid all other administrative expenses on the Plan’s behalf.

The foregoing transactions were not deemed prohibited party-in-interest transactions, because they were covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

5. TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated August 03, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax- exempt. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities based primarily on elections made by participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In response to the novel coronavirus disease, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted on March 27, 2020. The CARES Act, among other benefits, provides certain relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participants loans. The Plan Sponsor has adopted certain relief provisions included in the CARES Act including those related to hardship distributions and participant loan deferment.

7. DELINQUENT PARTICIPANT CONTRIBUTIONS

As reported on Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ending December 31, 2021, certain participant contributions were not remitted to the trust within the period specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and CIBC. CIBC transmitted the related $194 in lost earnings to the Plan in 2022.

SUPPLEMENTAL SCHEDULES

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4(a)

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2021

EIN: 13-1942440

Plan Number: 006

Participant Contributions Transferred Late to Plan		Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction
Check here if Late Participant Loan Repayments are included ☐		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Program (“VFCP”) and Prohibited Transaction Exemption (“PTE”) 2002–51
$10,048	(1)	$—	$10,048	$—	$—

(1)	Represents delinquent participant contributions from the November 30, 2021 commissions payroll period. On April 13, 2022, CIBC transmitted the delinquent participant contributions and $194 in lost earnings to the Plan. CIBC intends to file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

EIN: 13-1942440

Plan Number: 006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including shares, or rate of interest		(e) Current Value
	Registered Investment Companies:
	AMG TimesSquare Mid Cap Growth Fund	757,066	shares	$13,922,441
	American Funds EuroPacific Growth Fund	402,333	shares	26,042,986
	DFA US Targeted Value Portfolio	272,349	shares	8,224,929
	Dodge & Cox Stock Fund	282,364	shares	69,252,655
	Invesco Real Estate Fund	335,752	shares	8,074,829
	Loomis Sayles Small Cap Growth Fund	276,218	shares	8,977,084
	T. Rowe Price Institutional Emerging Markets Equity Fund	382,533	shares	16,536,918
	T. Rowe Price Institutional Large Cap Core Growth Fund	1,105,074	shares	77,863,537
*	Vanguard Cash Reserves Federal MM Fund Admiral Shares	29,224,099	shares	29,224,099
*	Vanguard High-Yield Corporate Fund Admiral Shares	1,618,588	shares	9,630,599
*	Vanguard Institutional Index Fund Inst’l Shares	381,123	shares	154,656,010
*	Vanguard Institutional Target Retirement 2015 Fund	105,928	shares	2,612,189
*	Vanguard Institutional Target Retirement 2020 Fund	614,907	shares	16,793,101
*	Vanguard Institutional Target Retirement 2025 Fund	1,027,563	shares	30,169,239
*	Vanguard Institutional Target Retirement 2030 Fund	1,337,009	shares	40,992,701
*	Vanguard Institutional Target Retirement 2035 Fund	966,362	shares	30,720,634
*	Vanguard Institutional Target Retirement 2040 Fund	974,253	shares	32,140,608
*	Vanguard Institutional Target Retirement 2045 Fund	744,687	shares	25,371,483
*	Vanguard Institutional Target Retirement 2050 Fund	754,566	shares	25,851,441
*	Vanguard Institutional Target Retirement 2055 Fund	324,001	shares	11,129,422
*	Vanguard Institutional Target Retirement 2060 Fund	266,972	shares	9,207,859
*	Vanguard Institutional Target Retirement 2065 Fund	51,596	shares	1,631,470
*	Vanguard Institutional Target Retirement Income Fund	133,694	shares	3,304,919
*	Vanguard Mid-Cap Index Fund Institutional Shares	386,796	shares	26,955,796
*	Vanguard Small-Cap Index Fund Institutional Shares	353,128	shares	38,264,999
*	Vanguard Total Bond Market Index Fund	1,941,030	shares	21,720,123
*	Vanguard Total International Stock Index Fund	118,350	shares	16,186,746
	Total registered investment companies			755,458,817
	CIBC Stock Fund:
*	Canadian Imperial Bank of Commerce stock	328,531	shares	38,293,539
*	Vanguard Federal Money Market Fund	148,183	shares	148,183
	Total CIBC Stock Fund			38,441,722
	Common/Collective Trusts:
*	Vanguard Retirement Savings Trust III	14,767,998	shares	14,767,998
	PGI CIT Global Real Estate Securities Fund	4,316	shares	1,104,148
	Prudential Core Plus Bond Fund	37,167	shares	7,250,964
	TS&W Mid Cap Value Trust Fund	181,234	shares	10,197,846
	Total Common/Collective Trusts			33,320,956
*	Notes receivable from participants	Interest rates range from 4.25% to 8.750%		3,955,820
	Total			$831,177,315

*	Permitted party-in-interest as defined by ERISA.

Note: Cost information is not required for participant directed investments, and therefore was not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2022

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

By:	CIBC Retirement Savings Plan for U.S. Employees

By:	/s/ Jaime Canaday
Name:	Jaime Canaday
Title:	Executive Director U.S. Benefits Policy

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm